SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 December 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 04 December 2023
99.2	Transaction in Own Shares dated 11 December 2023

Exhibit No: 99.1

04 December 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 December 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	01 December 2023

Aggregate number of ordinary shares purchased:	500

Lowest price paid per share:	£ 62.0200

Highest price paid per share:	£ 63.1800

Average price paid per share:	£ 62.5682

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,750,062 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 500 (ISIN: GB00BHJYC057)

Date of purchases: 01 December 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	500
Highest price paid (per ordinary share)	£ 63.1800
Lowest price paid (per ordinary share)	£ 62.0200
Volume weighted average price paid(per ordinary share)	£ 62.5682

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
01/12/2023	08:14:25	GMT	14	62.1600	XLON	891318062551694
01/12/2023	08:15:07	GMT	15	62.1000	XLON	891318062551836
01/12/2023	09:56:56	GMT	29	62.0200	XLON	891318062567478
01/12/2023	10:27:41	GMT	32	62.1800	XLON	891318062569961
01/12/2023	11:04:20	GMT	33	62.1400	XLON	891318062573299
01/12/2023	11:59:14	GMT	26	62.2800	XLON	891318062577179
01/12/2023	12:40:22	GMT	24	62.2400	XLON	891318062579728
01/12/2023	13:37:05	GMT	24	62.3000	XLON	891318062582914
01/12/2023	13:56:13	GMT	29	62.2000	XLON	891318062584437
01/12/2023	14:24:40	GMT	27	62.2400	XLON	891318062586887
01/12/2023	14:37:02	GMT	25	62.4400	XLON	891318062589595
01/12/2023	14:49:33	GMT	29	62.6200	XLON	891318062593006
01/12/2023	15:02:02	GMT	26	62.8200	XLON	891318062595533
01/12/2023	15:13:37	GMT	28	63.0400	XLON	891318062598388
01/12/2023	15:25:40	GMT	26	63.0600	XLON	891318062600675
01/12/2023	15:40:48	GMT	28	63.1600	XLON	891318062603146
01/12/2023	16:04:08	GMT	29	63.1200	XLON	891318062607379
01/12/2023	16:21:22	GMT	29	63.1400	XLON	891318062611890
01/12/2023	16:29:58	GMT	27	63.1800	XLON	891318062614147

Exhibit No: 99.2

11 December 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 December 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	08 December 2023

Aggregate number of ordinary shares purchased:	78

Lowest price paid per share:	£ 66.5400

Highest price paid per share:	£ 67.1600

Average price paid per share:	£ 66.8613

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,749,984 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 78 (ISIN: GB00BHJYC057)

Date of purchases: 08 December 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	78
Highest price paid (per ordinary share)	£ 67.1600
Lowest price paid (per ordinary share)	£ 66.5400
Volume weighted average price paid(per ordinary share)	£ 66.8613

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
08/12/2023	08:14:47	GMT	20	66.5400	XLON	895647389586498
08/12/2023	08:26:29	GMT	13	66.6600	XLON	895647389589519
08/12/2023	09:04:47	GMT	20	66.9400	XLON	895647389594082
08/12/2023	10:05:39	GMT	25	67.1600	XLON	895647389600332

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	15 December 2023